BY EDGAR

Paul Fischer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation

Registration Statement on Form S-4 (File No. 333-203167)

Dear Mr. Fischer:

On behalf of Mitel Networks Corporation (the “Company”), we provide the following responses to your telephonic inquiries made to the undersigned on April 7, 2015 regarding the above-referenced Registration Statement.

1.        The Company acknowledges that the Securities and Exchange Commission (the “Commission”) will not declare the Registration Statement effective until the comment from the staff of the Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, contained in the Staff’s comment letter to the Company, dated March 24, 2015, has been resolved.

2.        As stated in the Registration Statement, the transaction will be taxable. Consequently, consistent with Staff Legal Bulletin No. 19, no tax opinion is included in the Registration Statement.

3.        Mavenir Systems, Inc. (“Mavenir”) has advised the Company that it will provide the Part III information previously omitted from Mavenir’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 3, 2015, in an amendment to such Annual Report, to be filed by Mavenir prior to the time that the Company requests that the Commission declare the Registration Statement effective.

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments regarding this letter, please contact the undersigned at (416) 504-0525 or Stephen C. Centa at (416) 504-0527.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Greg Hiscock

Mitel Networks Corporation